Exhibit 99.1

Sapiens Acquires Delphi Technology to Accelerate its North American Expansion in the Medical Professional Liability Market

Advances growth position of Sapiens CoreSuite for Property & Casualty

July 27, 2020 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that it has entered into a definitive agreement to acquire Delphi Technology Inc. (Delphi), a leading vendor of software solutions for property & casualty (P&C) carriers, with a focus on the medical professional liability (MPL)/healthcare professional liability (HCPL) markets (sometimes referred to as “medical malpractice”).

U.S.-based Delphi, founded in 1989 and headquartered in Boston, MA, has over 100 employees and approximately 40 insurance customers. The company offers core products for MPL, including policy administration, claims management, and financial and risk management. Sapiens will continue to support Delphi’s products and customers, who can now benefit from a variety of complimentary products and services. In addition, Sapiens will leverage Delphi’s expertise and know-how to further enhance its CoreSuite for Property & Casualty to provide a holistic, multi-line, comprehensive solution to the MPL market.

“Industry consolidation has challenged MPL insurers to deliver differentiated products and services for the full scope of healthcare providers, including large institutions and networks, individuals, small groups and captives,” said Martina Conlon, executive vice president, Research & Consulting, Novarica, Inc. “Insurers need a strong technology partner to deliver flexible, digital offerings with best-in-class service options. The Delphi acquisition gives Sapiens rich MPL domain knowledge and a customer base to advance its position in the U.S.”

“I am pleased to welcome the Delphi team as we strive to create additional value for customers. The U.S., where our suite of digital and cloud offerings has increased our market share, is a significant growth driver for Sapiens. The Delphi acquisition expands Sapiens’ presence in the MPL market and improves our prospects in this key region,” said Roni Al-Dor, Sapiens president and CEO. “The combination of Delphi’s deep knowledge base and customer portfolio – combined with Sapiens’ solutions, relationships, and resources – will enhance our position as a leading solution provider in the U.S.”

“Sapiens’ advanced technologies and scalable services models, backed by Delphi’s market presence, extensive client relationships, and domain expertise, will enable a much deeper penetration of the MPL market. Together, Delphi and Sapiens will create exciting new opportunities for employees, customers, and prospects,” said Sam Fang, founder and CEO of Delphi Technology, Inc. “Energized for the future, we eagerly look forward to seamlessly integrating with Sapiens to serve the MPL market.”

The acquisition’s primary goal is expanding Sapiens’ presence in the MPL market. Delphi’s 2019 full-year revenue was $15 million and operational loss on the bottom line. The total consideration is up to $19.5 million in cash. We anticipate the acquisition to be accretive to profit in early 2021.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property & casualty, life, pension & annuity, reinsurance, financial & compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 500 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

About Delphi Technology

Delphi Technology, Inc. delivers the software solutions that property & casualty (P&C) insurers need to streamline their operations, optimize their business processes and respond to changing business needs. Leveraging a highly flexible technology platform, Delphi enables companies to reduce costs, increase operational efficiency and improve business intelligence. For more information: www.delphi-tech.com.

Media Contact

Alex Zukerman

CMO and Chief of Strategy, Sapiens

+972 546 724 910

alex.zukerman@sapiens.com